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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )(1)



                        Phoenix International Ltd., Inc.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   719078-10-7
                                   -----------
                                 (CUSIP Number)

                                 --------------





--------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                    Schedule 13G
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
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CUSIP No.   719078-10-7                                    13G            Page   2  of  6  Pages
         ---------------------                                                  ---    ---
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
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   1         NAME OF REPORTING PERSONS                                                                       James C. Holly
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)           (b)

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   3         SEC USE ONLY

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   4         CITIZENSHIP OR PLACE OF ORGANIZATION                                                              U.S. Citizen

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                                 5       SOLE VOTING POWER                                                           16,062

         NUMBER OF            -----------------------------------------------------------------------------------------------
          SHARES                 6       SHARED VOTING POWER                                                        186,058
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  7       SOLE DISPOSITIVE POWER                                                      16,062
         REPORTING
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER                                                   186,058

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   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             202,120

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.26%

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  12         TYPE OF REPORTING PERSON*
             IN

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


         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996
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1(a).             Name of Issuer:

                                    Phoenix International Ltd., Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                    900 Winderley Place, Suite 140
                                    Maitland, FL 32751

Item 2(a).        Name of Person Filing:

                                    James C. Holly

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                                    86 North Main Street
                                    Porterville, California 93258

Item 2(c).        Citizenship:

                                    U.S.

Item 2(d).        Title of Class of Securities:

                                    Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                                    719078-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                                    N/A


         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 3 of 6 Pages
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Item 4.           Ownership

         (a)      Amount Beneficially Owned:

         The 202,120 shares reported may be broken down as follows: (i) 11,062 shares of Common Stock currently held by Mr. Holly individually; (ii) options to acquire 2,000 shares that are currently exercisable at an exercise price of $12.00 per share; (iii) options to acquire 3,000 shares at an exercise price of $15.25 per share that will become exercisable on February 9, 1997; and (iv) 186,058 shares held in the name of Bank of the Sierra. Mr. Holly is the president, chief executive officer and a director of Bank of the Sierra. Mr. Holly disclaims beneficial ownership of the shares of Common Stock held by Bank of the Sierra.


         (b)      Percent of Class

                                    5.26%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                                    16,062

                  (ii)     shared power to vote or to direct the vote:

                                    186,058

                  (iii) sole power to dispose or to direct the disposition of:

                                    16,062

                  (iv) shared power to dispose or to direct the disposition of:

                                    186,058



         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 4 of 6 Pages
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Item 5.           Ownership Of Five Percent Or Less Of A Class:

                                    N/A

Item 6.           Ownership Of More Than Five Percent On Behalf Of Another
                  Person:

                                    N/A

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

                                    N/A

Item 8.           Identification And Classification Of Members Of The Group.

                                    N/A

Item 9.           Notice Of Dissolution Of Group.

                                    N/A

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.








         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 5 of 6 Pages
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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date:      February 11, 1997
                                --------------------------------

                           Signature: /s/ James C. Holly
                                     ---------------------------

                           Title:     James C. Holly
                                 ----------------------------------










         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 6 of 6 Pages